Torsten Kuehn MD, MBA

Dr. Kuehn serves as a Senior Advisor to Outcome Capital's ophthalmology practice. He is a trained physician and earned his medical doctorate at the University of Göttingen. Dr. Kuehn practiced clinically at the University Eye Hospital Göttingen until 2006, focusing on cataract surgery, corneal diseases, glaucoma, and retinal disorders. In 2006, he joined Novartis Pharma as a Medical Advisor, supporting the launch of ranibizumab (Lucentis®). He also holds an MBA from the Universities of Hamburg and Beijing.

Dr. Kuehn is the Founder and CEO of ContraCare, GmbH supporting health insurers and manufacturers of pharmaceuticals and medical devices with strategic top-management consulting. Since 2010, ContraCare has offered services spanning the entire lifecycle necessary for successful pharmaceutical and medical device commercialization in Europe.

In 2022, Dr. Kuehn founded Cross-Continental Investments to strategically invest in U.S. companies. Through these investments, he provides not only capital but also expertise and established sales channels to support successful market launches.

Leveraging his consulting experience, Dr. Kuehn addresses challenges in the global ophthalmology market, which is increasingly characterized by interchangeable products and rising price pressure. He advocates forward integration of manufacturers and backward integration of practice owners as tactical approaches to enhance operational efficiency. His scientific research focuses on improving the safety of intravitreal injectable drugs by preventing particle contamination from primary packaging.